UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar to Present at Barclays Capital Global Renewables and Clean Technology Conference 2010
     We, LDK Solar Co., Ltd., have announced that members of our management team will present at the Barclays Capital Global Renewables and Clean Technology Conference 2010 on September 2, 2010. Live and recorded webcast of our presentation will be available on the Investor Relations section of our website at www.ldksolar.com.
     Our press release issued on August 27, 2010, including the details of the venue and time for the conference, is attached hereto as Exhibit 99.5.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 30, 2010

EXHIBIT 99.5: PRESS RELEASE
LDK Solar to Present at Barclays Capital Global Renewables and Clean Technology Conference 2010
XINYU CITY, China and SUNNYVALE, Calif., August 27, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers and PV products, today announced that members of its management team will present at the following conference in September:

Event:	Barclays Capital Global Renewables and Clean Technology Conference 2010

Date:	September 2, 2010

Time:	4:15 p.m. Central European Time

Location:	Park Hyatt Zurich, Switzerland
A live and recorded webcast of LDK Solar’s presentation will be available on the Investor Relations section of the Company’s website at www.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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